SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1)

                             MCG Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58047P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gavin Saitowitz
                        Springbok Capital Management, LLC
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6681

                                  Jaime Lester
                             Soundpost Partners, LP
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 920-8388

                                 Jeffrey Keswin
                             Lyrical Partners, L.P.
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6640

                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April [ ], 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 2 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Management, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    418,212
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                418,212
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 3 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Onshore, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    711,551
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                711,551
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            00
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 4 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Gavin Saitowitz
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF; AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,000
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,129,763
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,129,763
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 5 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Soundpost Partners, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,229,098
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,229,098
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 6 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jaime Lester
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,229,098
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,229,098
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 7 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lyrical Partners, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,194,739
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,194,739
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 8 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jeffrey Keswin
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,194,739
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,194,739
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,554,600 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 9 OF 12 PAGES
------------------------------                             --------------------

Item 1.       Security and Issuer.

     This Amendment No. 3 ("Amendment No. 3") is filed with respect to shares of common stock, $0.01 par value per share (the "Common Stock"), of MCG Capital Corporation, a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined in previous amendendments hereto) as of April 27, 2009 and amends and supplements the Schedule 13D filed on November 20, 2008, as heretofore amended (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.

Item 4.       Purpose of Transaction.

Item 4 is hereby amended and restated to include the following penultimate paragraphs:

     On April 24, 2009, Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Gavin Saitowitz, Soundpost Partners, LP, Jaime Lester, Lyrical Partners, L.P., Jeffrey Keswin, Edward Gage and Robert S. Everett (the "Springbok Parties") entered into an agreement with the Issuer (the "April 24 Agreement") whereby the parties agreed that, subject to certain conditions, the Issuer will (a) appoint Gavin Saitowitz, effective April 30, 2009, to serve as a Class II director; (b) nominate and recommend in favor of the election of Gavin Saitowitz at the Issuer's 2009 Annual Meeting of Stockholders for a three-year term, and in the event Mr. Saitowitz is not elected, permit Springbok, Soundpost and Lyrical to select another individual for appointment to the Board, subject to a determination by the Board that such individual is qualified; and
(c) decrease the size of the Board to eight members no later than August 31, 2009. Subject to certain conditions, the Springbok Parties will (v) terminate their current proxy solicitation; (w) vote their shares in favor of the election of the Issuer's director nominees at each meeting of the Issuer's stockholders held for such a purpose which is held on or before the date of the 2010 Annual Meeting of Stockholders (the "Standstill Date"); (x) vote the shares in accordance with the Board's recommendation with respect to the proposals described in the Issuer's preliminary proxy materials filed on April 9, 2009;
(y) not support or participate in any "withhold the vote" or similar campaign with respect to any meeting to elect directors of the Issuer held on or before the Standstill Date; and (z) through the Standstill Date abide by certain restrictions on the purchase of the Issuer's securities and with respect to other activities regarding the Issuer.

     The Springbok Parties agreed to file a voluntary dismissal with prejudice of the action brought by them and/or their affiliates against the Board in Delaware and the Issuer agreed to file a voluntary dismissal with prejudice of the action brought by it against the Springbok Parties and/or their affiliates in New York. The parties agreed not to sue one another in the future on grounds arising from the instant proxy contest and related circumstances and exchanged releases. In addition, the Issuer agreed to reimburse the Springbok Parties for a portion of their expenses.

     The foregoing description of the April 24 Agreement is a summary only and is qualified in its entirety by reference to the April 24 Agreement, which is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 10 OF 12 PAGES
------------------------------                             --------------------


     A copy of the related press release issued on April 28 announcing the settlement of the proposed proxy solicitation is attached hereto as Exhibit
99.11 and is incorporated herein by reference.

Item 5.       Interest in Securities of the Company.

Item 5(c) is hereby amended and restated to include the following final paragraph:

     (c) The Reporting Persons have not effected any transactions in the Common Stock of the Issuer since they last filed an amendment to the Schedule 13D.
Exhibit 99.4 of the Schedule 13D is amended and restated as attached hereto to include certain trade information effected by an account under the management of Soundpost that was inadvertently omitted from the previous 13D amendment. The total outstanding amount of securities held by Soundpost was accurately reported in the previous 13D amendment and was not impacted by this omission.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and restated to include the following final paragraph:

     On April 24, 2009, the Reporting Persons and the Issuer entered into the April 24 Agreement, as described above herein at Item 4 and attached hereto as
Exhibit 99.10.

Item 7.       Material to be Filed as Exhibits.

Exhibit 99.4 - Amended and Restated list of transactions in the Issuer's Common Stock by Soundpost in the sixty (60) days preceding November 20, 2008 (as hereby amended).

Exhibit 99.10 - Agreement by and among the Issuer, Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Gavin Saitowitz, Soundpost Partners, LP, Jaime Lester, Lyrical Partners, L.P., Jeffrey Keswin, Edward Gage and Robert S. Everett, dated April 24, 2009.

Exhibit 99.11 - Press release issued on April 28, 2009 announcing the settlement of the proposed proxy solicitation.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 11 OF 12 PAGES
------------------------------                             --------------------


                                         SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 28, 2009



                                    SPRINGBOK CAPITAL MANAGEMENT, LLC


                                    By: /s/ Gavin Saitowitz
                                       -------------------------------------
                                    Name: Gavin Saitowitz
                                    Title: Managing Member

                                    SPRINGBOK CAPITAL ONSHORE, LLC

                                    By: /s/ Gavin Saitowitz
                                       -------------------------------------
                                    Name: Gavin Saitowitz
                                    Title: Managing Member

                                    SOUNDPOST PARTNERS, LP


                                    By: /s/ Jaime Lester
                                       -------------------------------------
                                    Name: Jaime Lester
                                    Title: Managing Member

                                    LYRICAL PARTNERS, L.P.


                                    By: /s/ Jeffrey Keswin
                                       -------------------------------------
                                    Name: Jeffrey Keswin
                                    Title: Managing Partner

                                    /s/ Gavin Saitowitz
                                    ----------------------------------------
                                    Gavin Saitowitz


                                    /s/ Jaime Lester
                                    ----------------------------------------
                                    Jaime Lester


                                    /s/ Jeffrey Keswin
                                    ----------------------------------------
                                    Jeffrey Keswin

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 12 OF 12 PAGES
------------------------------                             --------------------

                                  EXHIBIT 99.4

TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY THE REPORTING PERSONS(1)IN THE LAST
                                 SIXTY (60) DAYS

Exhibit 99.4 is hereby amended and restated to include the following:

Soundpost Capital, LP

-----------------------------------------------------------------------
          Trade Date    Amount Purchased (Sold)     Price per Share ($)
            11/10/08                     27,533                    0.83
            11/11/08                     31,993                    0.79
            11/12/08                     32,587                    0.73
            11/13/08                     28,407                    0.69
            11/14/08                    104,141                    0.75
            11/17/08                     31,178                    0.68
            11/17/08                        307                    0.68
            11/18/08                     70,506                    0.68
            11/19/08                     76,656                    0.64
            11/19/08                     31,257                    0.66
            11/20/08                    302,294                    0.60
            11/20/08                    603,039                    0.76
            11/20/08                    144,394                    0.77
-----------------------------------------------------------------------